EXHIBIT 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

      The following is a description of the Class A Common Shares of Designer Brands Inc. (the “Company”), which is the only class of securities of the Company registered pursuant to Section 12 of the Securities Exchange Act of 1934. This description does not purport to be complete and is qualified in its entirety by reference to the Company’s Amended and Restated Articles of Incorporation (the “Articles”) and Amended and Restated Code of Regulations (the “Regulations”), which the Company has previously filed with the Securities and Exchange Commission and applicable provisions of the Ohio General Corporation Law.

 Authorized Capital Shares

The Company’s Articles provide for the issuance of up to 250,000,000 Class A common shares without par value (the "Class A Common Shares"), 100,000,000 Class B common shares without par value (the "Class B Common Shares"), and 100,000,000 preferred shares without par value (the “Preferred Shares”).

Class A Common Shares

The holders of Class A Common Shares and Class B Common Shares (collectively referred to herein as the “Common Shares”) generally have identical rights except that holders of Class A Common Shares are entitled to one vote per share on all matters to be voted on by the shareholders, while holders of Class B Common Shares are entitled to eight votes per share on all matters to be voted on by the shareholders, voting together with the holders of the Class A Common Shares as a single class. The holders of Common Shares are not entitled to cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all Class A Common Shares and Class B Common Shares present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any Preferred Shares.

Holders of Common Shares have no pre-emptive rights, and the Common Shares are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Common Shares.

Holders of Class A Common Shares and Class B Common Shares will share in an equal amount per share in any dividend declared by the board of directors, subject to any preferential rights of any outstanding Preferred Shares. Dividends consisting of Class A Common Shares and Class B Common Shares may be paid only as follows: (i) dividends of Class A Common Shares may be paid only to holders of Class A Common Shares and dividends of Class B Common Shares may be paid only to holders of Class B Common Shares and (ii) shares shall be paid proportionately with respect to each outstanding Class A Common Share and Class B Common Share.

The Class A Common Shares have no conversion rights. Holders of Class B Common Shares have the right, upon notice to the Company, to convert each Class B Common Share to one Class A Common Share. Any Class B Common Shares converted pursuant to this right will be retired. The Company will reserve and keep available out of the authorized but unissued Class A Common Shares the full number of Class A Common Shares deliverable upon conversion of all outstanding Class B Common Shares for the purpose of effecting this conversion right.

Upon liquidation, dissolution or winding up of the Company’s affairs, creditors and any holders of Preferred Shares will be paid before any distribution to holders of Common Shares. The holders of Common Shares would be entitled to receive a pro rata distribution of any excess amount. All outstanding Common Shares are fully paid and nonassessable.

The rights, preferences and privileges of holders of Common Shares are subject to, and may be adversely affected by, the rights of holders of any series of Preferred Shares, which the board of directors may designate and issue in the future.

Preferred Shares

The board of directors may fix by resolution the designations, preferences and relative, participating, optional or other rights and the qualifications, limitations or restrictions of the Preferred Shares, including the number of shares in any series, liquidation preferences, dividend rights, voting rights, conversion rights and redemption provisions. Terms selected could decrease the amount of earnings and assets available for distribution to holders of the Common Shares or adversely affect the rights and power, including voting rights, of the holders of the Common Shares without any further vote or action by the shareholders. Any series of Preferred Shares issued by the board of directors could have priority over the Common Shares in terms of dividend or liquidation rights or both. The issuance of Preferred Shares, or the issuance of rights to purchase Preferred Shares, could have the effect of delaying, deferring or preventing a change of control of the Company or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of Preferred Shares may have the effect of decreasing the market price of the Common Shares. There are currently no outstanding Preferred Shares. While we have no present intent to issue any Preferred Shares, any issuance could make it more difficult for a third party to acquire a majority of the Company’s outstanding voting shares.

Anti-Takeover Effects of Certain Provisions of the Articles, Regulations and Ohio Law

Certain provisions of the Articles, Regulations and Ohio General Corporation Law summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

No Cumulative Voting. Where cumulative voting is permitted, each share is entitled to as many votes as there are directors to be elected and each shareholder may cast all of his or her votes for a single candidate or distribute such votes among two or more candidates. Cumulative voting makes it easier for a minority shareholder to elect a director. The Articles expressly deny shareholders the right to cumulative voting.

Supermajority Vote to Remove Directors. The Company’s Regulations permit shareholders to remove a director only by the vote of the holders of not less than three-fourths of the voting power of the Company entitling them to elect directors in place of those to be removed. This provision, when coupled with the voting power of the Class B Common Shares, will preclude even a majority shareholder of Class A Common Shares from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies. Additionally, the Articles permit a vacancy on the board of directors to be filled for the balance of the unexpired term by the vote of a majority of the remaining directors.

Classified Board. The Company’s Regulations provide for the board of directors to be divided into three classes of directors serving staggered three-year terms when the authorized number of directors is nine or more. This provision, when coupled with the vote required to remove directors, can preclude even a majority shareholder of Class A Common Shares from gaining control of the board of directors in one election.

Authorized But Unissued Shares. The authorized but unissued Common Shares and Preferred Shares are available for future issuance without shareholder approval under Ohio law. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The Articles authorize the board of directors to issue up to 100,000,000 Preferred Shares and to determine the powers, preferences, privileges, rights, including voting rights, qualifications, limitations and restrictions on those shares, without any further vote or action by the shareholders. The existence of authorized but unissued Common Shares and Preferred Shares could have the effect of delaying, deterring or preventing an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meetings of Shareholders. The Company’s Regulations provide that special meetings of the shareholders may be called only by:

•	the chairman of the board of directors, the president, or in case of the president's death or disability, the vice president authorized to exercise the authority of the president;

•	the directors by action at a meeting, or a majority of the incumbent directors acting without a meeting; or

•	the holders of at least 50% of all shares outstanding and entitled to vote thereat.

Actions by Written Consent. Section 1701.54 of the Ohio General Corporation Law requires that an action by written consent of the shareholders in lieu of a meeting be unanimous, except that under Section 1701.11 of the Ohio General Corporation Law, a company’s code of regulations may be amended by an action by written consent of holders of two-thirds of the voting power of the company or, if the articles of incorporation or code of regulations otherwise provide, such greater or lesser amount, but not less than a majority. The Company’s Regulations provide that the Regulations may be amended by an action by written consent of holders of a majority of the Company’s total voting power. Based on the 8-to-1 voting power of the Class B Common Shares relative to the Class A Common Shares, this provision may have the effect of delaying, deterring or preventing a tender offer or takeover attempt that a shareholder might consider in the Company's best interest.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. The Company’s Regulations require that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders must provide timely notice to us in writing. To be timely, a shareholder’s notice must be received at the Company’s principal executive offices not less than 60 days, nor more than 90 days, prior to the first anniversary of the date of the previous year’s annual meeting (or, if the date of the annual meeting is changed by more than 30 days from the anniversary date of the preceding year’s annual meeting, or in the case of a special meeting, within seven days after we mail the notice of the date of the meeting or otherwise publicly disclose the date of the meeting). The Regulations also prescribe the proper written form for a shareholder’s notice. These provisions may preclude shareholders from making nominations for directors at an annual or special meeting.

We Have Opted Out of the Ohio Control Share Acquisition Statute. We have opted out of the application of Section 1701.831 of the Ohio General Corporation Law, known as the “Ohio Control Share Acquisition Statute.” This statute provides that, unless a company’s articles of incorporation or code of regulations provide that such section does not apply, notice and information filings, and special shareholder meeting and voting procedures, must occur prior to any person’s acquisition of a company's shares that would entitle the acquirer to exercise or direct the voting power of the company in the election of directors within any of the following ranges:

•	one-fifth or more, but less than one-third, of the voting power;

•	one-third or more, but less than a majority, of the voting power; and

•	a majority of the voting power.

We Have Opted Out of the Merger Moratorium Statute. We have opted out of the application of Chapter 1704 of the Ohio General Corporation Law, known as the “Merger Moratorium Statute.” This statute prohibits certain transactions if they involve both the company and either a person who became the beneficial owner of 10% or more of the company’s shares without the prior approval of its board of directors or anyone affiliated or associated with such person, unless the company’s articles of incorporation or code of regulations provide that such statute does not apply. The prohibition imposed by Chapter 1704 is absolute for at least three years and continues indefinitely thereafter unless the transaction is approved by the holders of at least two-thirds of the voting power of the company or satisfies statutory conditions relating to the fairness of the consideration to be received by the shareholders.

Listing

The Class A Common Shares are listed on the NYSE under the symbol “DBI.”

Transfer Agent and Registrar

The transfer agent and registrar for Class A Common Shares is Computershare Inc. but may be subject to change from time to time.